

December 17, 2014

Via E-mail
Mr. Michael J. Alber
Chief Financial Officer
Engility Holdings, Inc.
3750 Centerview Drive
Chantilly, VA 20151

>   **Re:**   **Engility Holdings, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2013**
>   **Filed March 13, 2014**
>   **File No. 1-35487**

Dear Mr. Alber:

We have reviewed your response letter dated November 13, 2014 and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Critical Accounting Policies, page 39
Goodwill, page 40

1.   We note your response to prior comment three in our letter dated November 4, 2014 in regard to providing sensitivity analyses in future filings; however, we also note that goodwill is 57% of total assets and 134% of total equity as of your most recent balance sheet date, goodwill impairments have materially impacted your historical operating results, and goodwill may substantially increase as the result of a pending acquisition. Therefore, in order for investors to more fully understand and evaluate your fair value estimates related to goodwill, we continue to believe you should revise future filings to provide sensitivity analyses that quantify the impact of changes in significant assumptions on your fair value estimates.

2.   As noted in your response to prior comment five in our letter dated November 4, 2014, please revise future filings to clarify the number of reporting units you have, and to address your basis for aggregating reporting units for goodwill impairment testing.

Item 8. Financial Statements and Supplementary Data, page 45

General

3.   We note your response to prior comment four in our letter dated November 4, 2014. Based on your description of your business, disclosed in note 1, it appears to us that you have identified and provide "service offerings in six key areas: (i) specialized technical consulting; (ii) program and business support services; (iii) engineering and technology lifecycle support; (iv) information technology modernization and sustainment; (v) supply chain services and logistics management; and (vi) training and education." In this regard, and to the extent applicable, please revise future filings to disclose revenue by service line as required by ASC 280-10-50-40.

     Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

     You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding these comments.

                                        Sincerely,

                                        /s/ John Cash

                                        John Cash
                                        Accounting Branch Chief